[MORGAN STANLEY LETTERHEAD]

October 15, 2009

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attention:	Larry Greene, Division of Investment Management
Mail Stop 0505

Re:	Morgan Stanley Institutional Fund of Hedge Funds LP (File No. 811-10593) (the “Fund”)

Dear Mr. Greene:

Thank you for your telephonic comments regarding recent tender offer filings made by each Fund. Below, we set forth our responses to your comments. All page numbers and sections referenced below refer to the tender offer documents filed by the Fund on July 17, 2009 (File No. 005-79001). Any changes to be made in response to your comments will be made in subsequent filings for tender offers to be conducted by the Fund, starting with the Fund’s tender offer filings on October 15, 2009.

OFFER TO PURCHASE

Comment 1.	The fourth bullet on page B-6 states: “If any of such investment funds have delayed or suspended the rights of their respective investors to redeem interests in such investment funds, the Fund may be forced to suspend or delay the Offer.” Please explain supplementally whether the Fund considered whether the underlying funds had suspended redemptions before commencing the repurchase offer. In addition, please clarify whether the Fund’s offering documents disclose the risk of the Fund suspending or delaying repurchase offers if underlying funds suspend or delay the redemption rights of their respective investors.

Response 1. (a) Prior to approving the repurchase offer, the Fund considered whether the Fund’s underlying funds were offering sufficient redemption rights to their underlying investors, such as the Fund, and determined that the underlying funds were offering sufficient redemption rights to commence the offer. The disclosure in the bullet set forth above, however, allows the Fund to suspend or delay the offer if underlying funds further restrict the redemption rights of their underlying investors beyond the Fund’s expectations as of the commencement of the offer.

(b) The Fund’s private placement memorandum discloses in numerous locations the Fund’s ability to suspend or delay repurchase offers if the underlying funds suspend or delay the redemption rights of their underlying investors.

Comment 2.	In the sixth bullet point under Section 1 on page B-7, please clarify whether the last sentence repeats the points made in the first two sentences of that bullet.

Response 2. The disclosure has been revised to clarify that the last sentence is summarizing the ramifications of the first two sentences in that bullet.

Comment 3.	In the seventh bullet point under Section 1 on page B-7, please (a) delete the “however” in the first sentence, (b) consider renaming the term “Required Percentage Balance Decrease” to “Maximum Percentage Balance Decrease,” as the former term may indicate a mandatory reduction, and (c) consider changing the phrase “maximum desired tender amount” to “total desired tender amount.”

Response 3. The changes in (a) and (c) have been made. We do not believe, however, that changing the term “Required Percentage Balance Decrease” to “Maximum Percentage Balance Decrease” would increase clarity: The first term relates to the required minimum dollar balance set forth in the previous bullets and a new term using the word “maximum” would, in our opinion, further obscure the connection between the two. Instead, we have changed that term to “Minimum Percentage Balance Decrease” to clarify further that the decrease refers to the minimum balance an investor must retain in the Fund.

Comment 4.	The last paragraph on page B-10 refers to the Fund’s ability to “issue Interests from time to time.” Is the Fund an interval fund?

Response 4. The Fund is not an interval fund for purposes of Rule 23c-3 under the Investment Company Act of 1940, as amended. In addition, as set forth in that paragraph, the Fund does not offer its interests publicly under the Securities Act of 1933, as amended (the “1933 Act”), and thus does not conduct a continuous offering pursuant to Rule 415 under the 1933 Act.

As you have requested and consistent with SEC Press Release 2004-89, the Fund hereby acknowledges that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact our counsel at Dechert, Richard Horowitz at (212) 698-3525 or Jeremy Senderowicz at (212) 641-5669, or me at (610) 940-4639. Thank you.

Best regards,

/s/ John F. Cacchione
John F. Cacchione